Exhibit 99.1

DHX Media Provides Update on Annual General Meeting

HALIFAX, Jan. 23, 2018 /CNW/ - DHX Media (or the "Company") (TSX: DHX.A, DHX.B; NASDAQ: DHXM), a leading global children's content and brands company, announces that, in connection with its strategic review process, it has received approval from the Toronto Stock Exchange ("TSX") to hold its annual general meeting on or before March 23, 2018.

About DHX Media
DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the timing of its annual general meeting and the outcome of the Company's strategic review. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

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%CIK: 0001490186

For further information: Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, DHX Media Ltd., nancy.chanpalmateer@dhxmedia.com, +1 416-977-7358; Financial Media: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 23-JAN-18